UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31769

SpectraSite, Inc.

(Exact name of registrant as specified in its charter)

400 Regency Forest Drive

Cary, North Carolina 27511

(919) 468-0112

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

* Pursuant to the Agreement and Plan of Merger, dated as of May 3, 2005, among American Tower Corporation, Asteroid Merger Sub, LLC, a wholly owned subsidiary of American Tower Corporation (“Merger Sub”), and SpectraSite, Inc (“SpectraSite”), on August 8, 2005, SpectraSite merged with and into Merger Sub with Merger Sub surviving the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, SpectraSite, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SPECTRASITE, LLC (Successor-in-interest to SpectraSite, Inc.)

Date:	August 8, 2005	By:	/s/ William H. Hess

Name: William H. Hess Title: Sole Manager